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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               Second Quarter 2005 Interim Report to Shareholders

                        Commission File Number: 333-12138


                       CANADIAN NATURAL RESOURCES LIMITED
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


          2500, 855 - 2nd Street S.W., Calgary, Alberta, Canada T2P 4J8
          -------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [_]             Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                         Yes [_]             No  [X]

         If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):   82-______

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         The Interim Report attached hereto as Exhibit 99.1, limited to those portions beginning with the heading "Management Discussion and Analysis" on page 10 including "Financial Statements", "Supplementary Information", Forward Looking Statements", "Special Note Regarding Currency, Production and Reserves" and "Special Note Regarding non-GAAP Financial Measures " through to page 55 inclusive, is incorporated by reference into the Registration Statement on Form F-9 (File No. 333-125343) as an exhibit thereto:


EXHIBIT NUMBER           DESCRIPTION
--------------           -----------

     99.1                Second Quarter Interim Report issued by
                         Canadian Natural Resources Limited to its shareholders referenced as "Second Quarter, Six Months Ended June 30, 2005"


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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CANADIAN NATURAL RESOURCES LIMITED
                                        (Registrant)


Date:    August 11, 2005                By:   /s/ Bruce E. McGrath
                                              ----------------------------
                                              Bruce E. McGrath
                                              Corporate Secretary